Capstone Companies, Inc.
350 Jim Moran Boulevard, Suite 120, Deerfield Beach, Florida 33442
Telephone: (954) 570-8889, extension 313

January 12, 2018

VIA EDGAR TRANSMISSION
CORRESPONDENCE – CONFIDENTIAL

Joshua Shainess, Attorney Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

RE:        RESPONSE OF CAPSTONE COMPANIES, INC. TO SEC COMMENT LETTER DATED 22 DECEMBER 2017
Capstone Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 27, 2017
Form 10-Q for Quarterly Period Ended September 30, 2017
Filed November 14, 2017
File Number 000-28831

Dear Mr. Joshua Shainess:

Capstone Companies, Inc. ("Company") hereby responds to the U.S. Securities and Exchange Commission's ("Commission" or "SEC") Comment Letter, dated 22 December 2017 regarding the above captioned SEC filings, ("Comment Letter") and as follows:

Form 10-K for Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 30

SEC Request:  1.  Please provide a clear statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting, as required by Item 308(a)(1) of Regulation S-K.

Company Response:   We the Management at Capstone Companies, Inc. understand the responsibility for establishing and maintaining adequate internal controls over financial reporting, as required by Item 308(a)(1) of Regulation S-K is:

(a)   To understand and remain current on the requirements of the following laws and regulations/guidance applicable to internal controls over financial reporting:  (i) Sarbanes Oxley Act of 2002, as amended, ("SOX"), (ii) other federal laws, (iii) Commission regulations and guidance (including Regulation S-K, Regulation S-X, Compliance & Disclosure Interpretations and Financial Reporting Manual), (iv) Public Company Accounting Oversight Board ("PCAOB") regulations; (v) Financial Standards Accounting Board ("FASB") guidance and rules; and (v) general U.S. GAAP requirements; and

(b) Establish internal guidelines and policies to ensure compliance with legal and regulatory requirements;

(c)  Empower and ensure the Audit Committee of the Board of Directors of the Company properly assists the Company in obligations in (a) and (b) above as an independent, internal body;

(d) Review (a), (b) and (c) above with public auditors of Company and the Audit Committee on a periodic basis, not less than on an annual basis or as sooner required by circumstances at hand, results of fiscal financial report audit or compilation, or regulatory or legal developments;

(e) Consult with public auditors of the Company, financial consultants, and/or outside legal counsel or legal counsels on Company internal controls and review thereof;

(f)  Require training of financial and accounting staff of Company on compliance with internal controls over financial reporting; and

(g)  Report to the Commission and/or other regulators of any violations of or failures of or weaknesses of internal controls over financial reporting that cause any material misstatement of financial reports filed with the SEC or used for public financial disclosures.

The Company will provide a clear statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting, as required by Item 308(a)(1) of Regulation S-K in the Form 10-K for the fiscal year ended December 31, 2017.

SEC Request 2. Explain for us why you believe that CCH, Inc.'s 2007 SOX for Small Publicly Held Companies provides a suitable, recognized control framework (for evaluating Internal Control over Financial Reporting) that is established by a body or group that has followed due process in accordance with the guidance of Section 240.13a-15(c). Tell us also why you believe that CCH's 2007 SOX guide provides an appropriately timely framework in light of that guide's subsequent update.

Company Response: (1) The Company used the 2007 CCH, Inc.'s SOX for Small Publicly Held Companies as a basis for its initial SOX compliance internal guidelines program, as established by our late outside director and Audit Committee member Mr. Laurie Holtz.  This guidance was recommended and implemented by Mr. Holtz, who was a nationally recognized pioneer in forensic accounting during his 30-year audit career, which career included service at Marcum Rachin, a division of Marcum, LLP, in Miami, Florida and being used as a forensic fraud auditor/consultant by the SEC, U.S. Department of Justice, Federal Bureau of Investigation, Resolution Trust Corporation and other federal government agencies. Mr. Holtz was also the Chief Financial Officer of the Company from 2008 into 2009.  Mr. Holtz resigned from the Company's Board of Directors and Audit Committee in January 2014 due to illness.  He oversaw the internal controls over financial reporting until his resignation. Mr. James McClinton as a director and Chief Financial Officer assumed, with ongoing assistance of the Audit Committee, responsibility for internal controls over financial reporting from January 2014 to date.

After being established in 2007, the Company used its own internal research and training, updates to initial guidance from various reliable accounting and SOX sources, interactions and financial reviews with public auditors and guidance by Mr. Holtz to update the initial 2007 SOX compliance guidelines.  The Company did not reference such updating in SEC filings as it was not deemed material and was assumed by the Company to be implied or understood by readers.  The Company will disclose supplemental efforts to maintain internal controls over financial reporting matters in future SEC filings.

(2) The Company has started using the Internal Control-Integrated Framework (revised 2013) of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as new basis for evaluation of internal controls over financial reporting – due to it being widely regarded now as the most commonly used guidance.  Company financial personnel will subscribe to Wolters Kluwer TeamMate reporting control/accounting online service for updates and assistance in compliance with the COSO Internal Control-Integrated Framework (revised 2013).
Management is responsible for establishing and maintaining adequate internal control over financial reporting, and will disclose the internal control framework and changes thereto in accordance with paragraph 43107 of the SEC Financial Reporting Manual in the Company's Form 10-K for the fiscal year ended December 31, 2017.

SEC Request 3. Similarly, please clearly disclose management's assessment of the effectiveness of your internal control over financial reporting, as required by Item 308(a)(3) of Regulation S- K.

Company Response: Our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(d) under the Exchange Act) as of  December 31, 2016 and through September 30, 2017 concluded that our internal disclosure controls and procedures are effective in providing reasonable assurances that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

Management will clearly disclose the assessment of the effectiveness of the Company's internal control over financial reporting in the Company's Form 10-K for the fiscal year ended December 31, 2017.

SEC Request 4. Please disclose any material change in your internal control over financial reporting as required by Item 308(c) of Regulation S-K. Management's Evaluation of Disclosure Controls and Procedures, page 30

Company Response: Our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(d) under the Exchange Act) as of December 31, 2016 and through September 30, 2017 and concluded that there were no material changes in our internal control over financial reporting as required by Item 308 (c) of Regulation S-K. Management's Evaluation of Disclosure Controls.

Management will disclose any material changes in the Company's internal control over financial reporting in the Company's Form 10-K for the fiscal year ended December 31, 2017.

Management's Evaluation of Disclosure Controls and Procedures, page 30

SEC Request 5.       Clearly disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of disclosure controls and procedures, as required by Item 307 of Regulation S-K.

Company Response:  Our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(d) under the Exchange Act) as of  December 31, 2016  and through September 30, 2017 and concluded that our internal disclosure controls  and procedures over financial reporting are effective in providing reasonable assurances that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

Management will clearly disclose the conclusions of the Company's Chief Executive Officer and Chief Financial Officer regarding the effectiveness of the Company's disclosure controls and procedures in the Company's Form 10-K for the fiscal year ended December 31, 2017.

Exhibits

SEC Request 6. Please ensure that you file all material contracts with your next Form 10-K. For example, it appears that the following may be material contracts:

•     the financing agreement with Sterling Capital Funding (now called Sterling National Bank);
•     the trademark license for the Hoover brand;
•     the license for the Capstone Power Control proprietary technology;
•     the license from Duracell;
•     the consulting agreement with Mr. George Wolf; and
•     the investment banking agreement with Wilmington Capital Securities, LLC. Form 10-Q for Quarterly
Period Ended September 30, 2017

Company Response:  The Company will comply with the above exhibit guidance by filing all such material contracts as exhibits to the Company's Form 10-K for the fiscal year ended December 31, 2017.

Form 10-Q for Quarterly Period Ended September 30, 2017

Revenue Recognition
Note 1 - Organization and Summary of Significant Accounting Policies Accrued Liabilities, page 7

SEC Request 7. We note that your Accrued Liabilities line-items include material estimated amounts of credits to be issued in future years based on potential returns and various allowances.

We note that "these estimates could change significantly in the near term". We also note that your historical reported revenues have been materially impacted by rebates, discounts, sales returns, defective product returns, other returns and various allowances. In this regard please give us an analysis of the impact of such rebates, discounts, returns, and allowances on your revenues for each reporting period in each of your current Forms 10-K and 10-Q.  Tell us the following:

 •  Describe your various rebate, discount, return, and allowance programs and how each is accounted for,
•   Why you report such amounts within your accrued liabilities line-items,
•   Why and how such estimates are subject to significant change in the near term,
•   Explain your consideration of whether such rebates, discounts, returns, and allowances are subject to reliable estimation, and
•   Your consideration of how such estimates effect your recognition of revenues.

Company Response: The amounts included in the accrued liabilities accrual represent estimated allowances for claims for defective product returns. Retailers periodically submit "defective/warranty Claims" for reimbursement. The Company reviews such claims and if deemed valid will issue a credit for the claim.  The estimates that we use for these allowances are based on historical information provided by the retailer and or the Company's own historical data for the same or similar products.

Such estimates are subject to change in the near term based on the volume of product shipped in a particular quarter. As an example, a program may partial ship 20% of the orders in one quarter and 80% in the next quarter.  The dollar amount of the accrued allowance in a quarter will be dependent on the volume of the program shipped in that specific quarter.

The Company also provides other allowances, such as an Instant Rebate Coupon. This is an instant price reduction coupon offered by Warehouse Club retailers to its members for a specific time period which can range from 1 week to 4 weeks. Based on historical data for similar products, the retailer will forecast the expected unit sell through for this promotional offer or will agree to an exact unit quantity to be sold in that program.

As these promotional programs will occur many weeks after the invoice has been issued to the retailer, the Company will accrue at the time of invoicing for a promotional allowance for the programs expected total exposure. This accrual is recorded as a reduction of revenue and a credit to the related accounts receivable allowances. As the shipments for such programs will often straddle between quarters, an accrued allowance will be made in a quarter and continued shipments for the same program in the next quarter will require additional allowance accruals for that program.

The promotional allowance accruals can be large and will fluctuate between quarters depending on when the shipment for the program was made.

We ensure that the cost of the promotional program is accurately accrued for at the time the product is shipped and invoiced, so there are no revenue recognition issues.

As requested, please find attached and referenced as Exhibit # 1 a detailed schedule for each reporting period in 2016 to the third quarter 2017. The schedule reflects reported revenue and provides an analysis of the rebates, discounts and credits provided by the Company to customers during those periods.  The Schedule also identifies Cost of Sales for the same quarters and has highlighted allowances/claims for defective products.

Financial Statements

Note 3 - Note Receivable, page 11

SEC Request 8. It appears as though the option to purchase shares of your own common stock, that you acquired from Involve L.L.C. on June 27, 2016, may have been in-the-money at the time. Explain for us how you accounted for, and how you determined the values of the considerations exchanged in that June 27, 2016 transaction.

Company Response:  On January 15, 2013, the Company entered into an agreement with AC Kinetics, Inc. to purchase 100 shares of AC Kinetics Series A Preferred Stock for $500,000.  These shares carried a liquidation preference of $500,000 and were convertible at the Company's demand into 3% of the outstanding shares of AC Kinetics.

On June 8, 2016, the Board of Directors approved a Resolution to accept an offer from AC Kinetics to sell back the 100 shares of AC Kinetics Series A Preferred Stock. For consideration, the Company received a note in the face amount of $1,500,000 that would be immediately paid to the Company on completion and funding of a Securities Purchase Agreement with a national company to purchase AC Kinetics. The note was also subject to a Subordination Agreement for loans made to AC Kinetics by the national company involved in the Securities Purchase Agreement. As further consideration for the Company also received the option to repurchase 1,666,667 shares of Common stock held by Involve L.L.C. at an exercise price of $.15. The agreements were signed June 27, 2016.

As payment of the note was subject to a subordination agreement for loan advances made to AC Kinetics by the national company which at that time were several million dollars, and  also required the completion of  the Securities Purchase Agreement which had not been concluded at the date of the transaction, the fair value of the AC Kinetics note, was determined to be $500,000 at the date of the transaction, which represents the spread between the market price and the exercised price of the 1,666,667 shares of common stock repurchased under the option agreement.

SEC Request 9. Similarly, explain to us how you accounted for the exercise of your option to repurchase 1,666,667 of your common shares from Involve L.L.C. and why you "use(d) the profit to write-off the AC Kinetics note" receivable. We note from your third quarter 2017 earnings call transcript that you are currently earning accrued interest on the $1.5 million note receivable from AC Kinetics.

Company Response: The A.C. Kinetics $1.5 million note receivable per our agreement earns an accrued interest of 3.5% per year, which shall be due upon the earlier if AC Kinetics has a change in ownership control or on June 27, 2025.  As the Securities Purchase Agreement between a national company and AC Kinetics which was the initial reason for issuing the note, had not been finalized and was looking doubtful, Management determined as of September 30, 2017 not to record any further accrued interest based on the note and decided to reverse all previously accrued interest on the note.

The Company exercised its option to repurchase 1,666,667 shares of common stock at a cost of $.15 each or $250,000. The market value of the share options purchased was $.45 each or $750,000. The Company paid $250,000 cash for the options and the value of the $500,000 AC Kinetics note was reduced to zero.  Consequently, common stock was reduced by $167 and Paid in Capital was reduced by $749,833.

The comment used for that transaction was not correct. The Company wrote off the note because the main collateral for the note was the option to repurchase 1,666,667 shares of common stock at a cost of $.15 each had been fully exercised which decreased the fair value of the note and the completion of the Securities Purchase Agreement was looking very doubtful.

The Company will ensure that such transactions will be more accurately detailed in its written explanations or comments.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Special Note Regarding Forward-Looking Statements, page 17.

SEC Request 10. As you note on page 17, the company is an issuer of penny stock. As such, you are not eligible to rely on the safe harbor provision of Section 21E of the Exchange Act. Therefore, please remove any references to the Private Securities Litigation Act of 1995 from your future filings.

Company Response:  The Company will comply with the SEC request in all future SEC filings and in all other public disclosures.

Acknowledgment:

The Company agrees and understands that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the SEC Staff.

Please direct any SEC response to this letter to James McClinton, Chief Financial Officer, Capstone Companies, Inc., 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442, Telephone: (954) 570-8889, extension 301, Email: gmcclinton@capstoneindustries.com.

Sincerely,

/s/ James McClinton
James McClinton, Chief Financial Officer

cc:    Jeffrey Guzy, Director/Audit Committee Member
   Stewart Wallach, Chief Executive Officer and Chairman of the Board of Directors

Attached: Exhibit # 1 - Capstone Companies, Inc – Analysis of Revenue and Allowances.

Capstone Companies, Inc.
Analysis of Revenue & Allowances
January 2016 through Sept 2017

	Q1 Jan - Mar 2016	Q2 Apr - Jun 2016	Q3 Jul - Sep 2016	Q4 Oct - Dec 2016	Total Year 2016	Q1 Jan - Mar 2017	Q2 Apr - Jun 2017	Q3 Jul - Sep 2017	Total Year As of 09/30/2017

Gross Sales	$2,148,367	$10,093,119	$12,391,903	$9,016,247	$33,649,634	$7,013,092	$10,432,188	$15,225,025	$32,670,305
Returns & Allowances
Product Returns	$(55,264)	$(410,511)	$(542)	$-	$(466,316)	$-	$-	$-	$-
Cash Discounts	$(14,353)	$(87)	$(80)	$(16,414)	$(30,934)	$(4,326)	$(14,186)	$(30,423)	$(48,935)
Product Shortage	$(536)	$(166)	$(35)	$(550)	$(1,288)	$(435)	$(325)	$-	$(759)
Instant Rebate Allowance	$-	$(780,166)	$(699,100)	$(1,041,463)	$(2,520,729)	$(256,135)	$(198,130)	$(1,376,693)	$(1,830,958)
Total Returns & Allowances	$(70,153)	$(1,190,930)	$(699,757)	$(1,058,427)	$(3,019,266)	$(260,896)	$(212,640)	$(1,407,116)	$(1,880,652)
NET Sales	$2,078,214	$8,902,189	$11,692,146	$7,957,820	$30,630,368	$6,752,196	$10,219,548	$13,817,909	$30,789,653
Cost of Goods Sold
COS- Material Purchases	$1,396,395	$6,425,728	$8,691,800	$6,127,983	$22,641,906	$5,025,478	$7,342,003	$10,299,618	$22,667,098
Defective Allowance/Warranty Claims	$68,263	$347,737	$149,348	$25,352	$590,699	$147,251	$234,682	$408,039	$789,972
Total COGS	$1,464,658	$6,773,465	$8,841,148	$6,153,335	$23,232,605	$5,172,729	$7,576,685	$10,707,657	$23,457,070

GROSS PROFIT	$613,556	$2,128,724	$2,850,998	$1,804,485	$7,397,763	$1,579,467	$2,642,863	$3,110,252	$7,332,583